FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Austra
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgro

03007009

82-1711

FOSTER'S
GROUP
Inspiring Global Enjoyment

For your information as released to

The Australian Stock Exchange.

SUPPL

With Compliments
Fosters Brew Group

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

FOSTER'S
GROUP

Inspiring Global Enjoyment

11 February 2003

Business Balance and Premium Focus Drive Solid Result

Foster's Group Limited today announced results for the half year ended 31 December 2002.

Highlights

Strong underlying group financial performance

- Net profit after tax of $335.3 million was 4.1% higher than the previous corresponding period. On a normalised basis, adjusting for SGARA[1], significant items and amortisation, net profit after tax was $355.6 million, 9.4% higher than the previous comparative period.
- Margins improved in the Australian beer business and were maintained in the global wine trade division.
- Operating revenue increased 6.4% to $2.7 billion. Net sales revenue increased 6.1% to $2.5 billion.
- Operating cashflow (after interest and tax) of $225.7 million was significantly higher than the prior year amount of $58.4 million.
- Earnings per share rose 1.9% to 16.2 cents per share. Calculated on a normalised basis, earnings per share increased 7.5% to 17.3 cents. (Refer to table 1 on page 3).

CUB continues to deliver

- The Australian beer business delivered increased earnings and cashflows. Earnings before interest, tax, amortisation and significant items (EBITA) of $260.8 million were up 7.1% year on year. Beer revenue increased 5.6% on volumes 2.2% higher.
- The CUB Group's operating cashflow was $306.5 million, a 24.7% increase as a result of favourable seasonal factors and significant reductions in working capital.
- ALH delivered a result in line with the same period last year despite a reduced number of venues and the significant impact of smoking bans in Victorian gaming rooms.

Momentum in wine maintained

- The wine business continued to deliver a solid underlying performance with double-digit volume growth to 9.6 million cases while revenue increased 6.7%.

---

[1] SGARA – Earnings accounted for in accordance with Australian accounting standard AASB 1037 "Self Generating and Re-Generating Assets"

- Wine division operating cashflow was $132.9 million, a 33.0% increase on the previous corresponding period. This reflects improved conversion of profit to cash and a focus on working capital management.
- EBITAS (EBITA excluding SGARA) contribution of $253.7 million was up 3.9% on the December 2001 half and excluding the impact of movements in foreign exchange, the wine business grew 9.6%.

Bolt-on acquisitions

Foster's continued with its strategy of acquiring bolt-on businesses to support earnings growth. Wine acquisitions during the period included the purchase of Ponder Estates Wines, a boutique premium wine estate in the Marlborough region of New Zealand; the purchase of the Carmenet brand; the purchase of a Napa based facility to be developed into an operational winery; and a 51% interest in Kangaroo Ridge, an Australian wine business achieving rapid growth in Europe.

Beer business acquisition announcements included Foster's Brewing International's acquisition of a 39.95% equity interest in African & Eastern Dubai and African & Eastern Oman, one of the Gulf region's major alcoholic beverage sales, marketing and distribution businesses. Carlton and United Breweries announced its intention to acquire Bulmer Australia Limited, the owner of Strongbow cider and other leading brands in Australia and New Zealand.

Dividend

The Directors have declared an interim dividend of 8.25 cents per share fully franked, an increase of 10% on the previous corresponding period.

Foster's President and CEO, Mr Ted Kunkel, said,

"While performance in economies around the world was mixed, a common theme was strong competition everywhere. In these tough times Foster's unique business mix and premium focus enabled continued delivery of steady growth together with strong cash generation."

"The core beer and wine businesses performed very well, achieving solid volume and share gains and strong margins despite highly competitive market segments."

"The strong cash generation throughout the entire group reflects Foster's management culture of controlling capital employed in all its forms while continuing to grow the business."

Media:

Nicole Devlin
+613 9633 2261
0418 202 375

Investor Relations:

Domenic Panaccio
+613 9633 2773

Foster's Group Limited is a global premium branded beverage company generating more than $5 billion in total annual revenue. Foster's business activities span international beer and wine and Australian spirits, leisure and entertainment and residential property interests. The group has brewing operations in Australia, Vietnam, India, China and the Pacific and wine operations in Australia, Chile, the United States, the United Kingdom, the Netherlands, France, Germany, Italy and New Zealand.

Foster's operates through four principal businesses: Carlton and United Breweries (CUB), the Australian beer, leisure and spirits arm of the business; Beringer Blass Wine Estates, the company's international wine division; Foster's Brewing International, which manages Foster's Lager, one of the world's fastest growing international premium beer brands, in more than 155 countries; and the Lensworth Group, the company's urban residential property division.

Foster's employs over 13,000 people and is listed on the Australian Stock Exchange (ASX:FGL).

For more information about Foster's visit www.fostersgroup.com

Table 1 - Normalised EPS calculation

6 months to 31 December	2002 $m	2001 $m	% Change
Earnings after tax – as reported	335.3	322.2	4.1
Amortisation expense	23.6	23.4	
SGARA (gain)/loss (net of tax)	1.3	(18.8)	
Significant items (net of tax)	(3.0)	-	
Deemed dividends on bonds	(1.6)	(1.7)	
Earnings after tax – normalised	355.6	325.1	9.4
Average number of shares (million)	2,060.0	2,020.1	2.0
Basic EPS (cents)	16.2	15.9	1.9
Normalised EPS (cents)	17.3	16.1	7.5

Group Financial Review

Revenue

Total operating revenue increased 6.4% to $2,730.4 million. Net sales revenue increased 6.1% to $2,510.4 million.

Revenue Summary

6 months to 31 December	2002 $m	2001 $m	% Change
Australian Beer	872.9	826.6	5.6
Australian Leisure and Hospitality	462.5	439.3	5.3
Continental Spirits	70.1	63.0	11.3
Intra-division sales	(43.3)	(45.9)	
Carlton and United Breweries	1,362.2	1,283.0	6.2
International Beer	86.6	87.5	(1.0)
Intra-Beer business sales	(5.6)	(5.3)	
Royalties	21.5	20.8	3.4
Total Beer	**1,464.7**	**1,386.0**	**5.7**
Trade	713.5	678.6	5.1
Clubs	215.2	209.2	2.9
Services	137.9	111.7	23.5
Intra-division sales	(19.1)	(17.8)	
Total Wine	**1,047.5**	**981.7**	**6.7**
Inter-segment sales	(1.8)	(1.3)	
Net sales revenue	**2,510.4**	**2,366.4**	**6.1**
Other operating revenue	220.0	200.7	9.6
Total operating revenue	**2,730.4**	**2,567.1**	**6.4**

- Revenue of $26.1 million, mainly comprising revenue of the Capital Liquor business, was disclosed in the December 2001 half year report as part of the "Royalties and Other Sales Revenue" category. This revenue has now been disclosed in Australian Beer revenue.
- International Beer revenue excludes non-core trading income of $2.3 million, which has now been disclosed in the Other Operating revenue line.
- Other operating revenue includes SGARA, interest, rent, asset sales, Lensworth property sales and other non-beverage income.

Earnings

The group reported net profit after tax of $335.3 million for the period, an increase of 4.1% over the December 2001 half result of $322.2 million.

Earnings before interest, tax, amortisation, significant items and SGARA (EBITAS) rose 5.7% to $583.5 million.

A net significant gain of $3.0 million (net of tax) for the period included a $15.4 million write-down ($10.8 million after tax) of the carrying value of CUB's $56 million in prepayments. The write-down relates to the pre-paid component of sponsorships, where management believe the prepayments no longer deliver full value. This amount was offset by a $13.8 million profit (nil tax effect) on the sale of properties in the UK by the Lensworth group.

The measurement basis for vines and grapes prescribed by AASB 1037 Self-Generating and Re-Generating Assets ("SGARA") has resulted in a decrease in earnings before interest and tax of $1.8 million (2001 $26.8 million gain).

Taxation

The group's tax expense (excluding significant items) increased 3.4% to $143.5 million. The overall effective tax rate remains at the Australian corporate rate of 30%.

Accounting standard changes

The new Australian accounting standard AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets" is applicable to the group for the first time, effective 1 July 2002. The standard contains recognition, measurement and disclosure requirements for provisions. Australia did not have a general accounting standard on provisions prior to AASB 1044. In complying with the onerous contract requirements of this standard, provisions of $44.4 million have been recognised. Under the transitional requirements of AASB 1044, this amount has been adjusted against opening retained earnings.

Earnings per share

Earnings per share rose to 16.2 cents, an increase of 1.9% over the previous corresponding period. Earnings per share calculated on a normalised basis of 17.3 cents were 7.5% higher. (Refer to table 1 on page 3).

Dividend

The Directors declared an interim dividend of 8.25 cents per share fully franked, an increase of 10.0% over the same period last year. The interim dividend will be fully franked at the Australian company tax rate of 30%.

Earnings Summary

6 months to 31 December	2002 $m	2001 $m	% Change
Earnings before interest, tax, amortisation, significant items and SGARA (EBITAS)			
Australian Beer	260.8	243.6	7.1
Australian Leisure and Hospitality	62.9	62.9	-
Continental Spirits	5.7	10.2	(44.1)
Carlton and United Breweries	329.4	316.7	4.0
International Beer	19.9	14.0	42.1
Beer	**349.3**	**330.7**	**5.6**
Trade	205.2	196.3	4.5
Clubs	30.0	34.4	(12.8)
Services	18.5	13.4	38.1
Wine	**253.7**	**244.1**	**3.9**
Property and Investments	5.7	9.1	(37.4)
Corporate	(25.2)	(31.8)	20.8
EBITAS	**583.5**	**552.1**	**5.7**
SGARA	(1.8)	26.8	(106.7)
EBITA	**581.7**	**578.9**	**0.5**
Amortisation	(23.6)	(23.4)	(0.9)
EBIT pre-significant items	**558.1**	**555.5**	**0.5**
Net interest expense	(79.7)	(93.0)	14.3
Tax	(143.5)	(138.8)	(3.4)
Outside equity interest	(2.6)	(1.5)	(73.3)
Significant items (net of tax)	3.0	-	
Net Profit after tax	**335.3**	**322.2**	**4.1**
Average shares outstanding (m)	2,060.0	2,020.1	
Dividends per share (cents)	8.25	7.5	

Cash Flow

Net operating cash flow was $225.7 million compared with $58.4 million in the previous corresponding period, an increase of $167.3 million. The increase was driven primarily by the movement in working capital, which is predominantly the reversal of timing factors in existence at the December 2001 half in Carlton accruals and Lensworth asset sales.

Net interest paid of $89.6 million was 21.0% lower than the December 2001 half.

Capital spending and investments amounted to $214.3 million compared with $231.7 million in the previous corresponding half year period.

Cash Flow Highlights

6 months to 31 December	2002 $m	2001 $m	% Change
Cash profit before interest and tax	614.4	581.0	5.7
Working capital change	(155.0)	(341.9)	54.7
Operating cash flow before interest and tax	**459.4**	**239.1**	
Net interest paid	(89.6)	(113.4)	21.0
Tax paid	(144.1)	(67.3)	(114.1)
Net operating cash flows	**225.7**	**58.4**	286.5
Capital expenditure	(117.8)	(125.1)	
Investments	(96.5)	(106.6)	
Capital expenditure and investments	**(214.3)**	**(231.7)**	
Depreciation	(80.7)	(79.6)	
Amortisation	(23.6)	(23.4)	
Depreciation and amortisation	(104.3)	(103.0)	
SGARA [1]	(59.7)	(79.7)	
Asset sale proceeds	14.4	38.8	
Net loan repayment proceeds	6.1	-	
Dividends paid	(149.5)	(86.0)	

1. SGARA represents the non-cash adjustment for the market value increment/(decrement) in vines and grapes during the current period as well as the amortisation of prior period valuation increments.

Balance Sheet

As at 31 December	2002 $m	2001 $m
Current assets	2,944.9	2,781.5
Non-current assets	6,998.0	7,189.3
Total assets	**9,942.9**	**9,970.8**
represented by:		
Australian Beer	1,778.1	1,851.1
Australian Leisure and Hospitality	766.9	777.4
Continental Spirits	147.3	165.1
International Beer	261.2	289.0
Wine	5,414.9	5,522.3
Property and Investments	282.7	199.6
Corporate (incl. tax and cash balances)	1,291.8	1,166.3
	9,942.9	**9,970.8**
Current liabilities	2,311.2	1,802.4
Non-current liabilities	3,085.4	4,007.1
Total liabilities	**5,396.6**	**5,809.5**
Total equity	**4,546.3**	**4,161.3**
Net debt	3,283.1	3,659.9
Gearing (%)	72.2%	88.0%
EBITAS interest cover (times)	7.3	5.9

Exchange rates

Balance sheet items denominated in US dollars have been translated at the 31 December 2002 closing exchange rate of $A1 = US$0.5659 (2001: $A1 = US$0.5102). The average exchange rate used for profit and loss purposes was $A1 = US$0.5547 (2001: $A1 = US$0.5089).

Interest and gearing

EBITAS interest cover was more than 7 times. Gearing, being the proportion of net debt to total shareholders' funds was 72.2%, down from 88.0% in the previous corresponding period.

Operating Review by Business Unit

Carlton and United Breweries (CUB)

Carlton and United Breweries comprises the Australian beer business, Australian Leisure and Hospitality and Continental Spirits.

6 months to 31 December	2002 $m	2001 $m	% Change
Earnings before interest, tax, amortisation and significant items			
Australian Beer	260.8	243.6	7.1
Australian Leisure and Hospitality	62.9	62.9	0.0
Continental Spirits	5.7	10.2	(44.1)
	329.4	316.7	4.0

CUB EBITA of $329.4 million is 4.0% higher than the previous corresponding period driven by a strong contribution from the Australian beer business, up 7.1%. Net sales revenue was $1,362.2 million, up 6.2%. Operating cashflow for the period was $306.5 million.

Australian Beer

The Australian beer business delivered increased earnings and cashflows. EBITA of $260.8 million was up 7.1% on the previous comparative period. Beer revenue increased 5.6% on volumes 2.2% higher. The overall beer market grew 13.5ml or 1.5% on the previous comparative period.

EBITA margins continued to improve, primarily due to a mix shift towards higher margin premium and imported products, growth in net pricing and containment of operating costs.

The CUB premium beer portfolio continues to deliver strong volume growth. Volumes of premium and imported products grew 9.4% and Crown Lager, named Australia's best premium beer at the 2002 Australian Liquor Industry Awards, continued to exhibit high single-digit volume growth.

Consistent with its strategy of innovating for growth CUB undertook a significant amount of marketing and promotional activity during the period. Initiatives included the launch of Carlton Sterling, a premium light beer, Matilda Bay Premier, a premium midstrength product in Western Australia and a new ultra premium "four seasons" range from the Cascade brewery. Additionally, CUB undertook the repackaging and relaunch of Carlton Cold and various cross-promotional activities involving beer, wine and spirits. CUB's mobile Draught Beer Academy continued to educate consumers and hoteliers about the virtues of draught beer.

Australian Leisure and Hospitality (ALH)

ALH is the leisure and hospitality arm of CUB and is Australia's largest hotel owner and operator. It has 131 pub venues incorporating bistros and restaurants, sports bars, gaming rooms and take-away liquor shops.

ALH delivered EBITA of $62.9 million. This result is in line with the same period last year with earnings growth constrained by the significant negative impact of smoking bans on Victorian gaming rooms and the continued rationalisation of the hotel portfolio. The result benefited from one extra trading week to align the trading cut-off date with the calendar month end.

Portfolio management activities from 1 July 2002 included 3 disposals and 4 acquisitions resulting in 131 properties at 31 December 2002 versus 137 properties at 31 December 2001.

Decreased Victorian gaming contribution was partly negated by gains in all other states, a benefit of ALH's balanced business model.

Bars and food performance has been strong compared to last year. The food business continued to benefit from the implementation of an Electronic Buying System, generating significant cost savings.

Retail liquor continues to face a competitive market but has been positively impacted by the conversion of all Brisbane and Gold Coast outlets to the Fridge brand.

Continental Spirits Company (CSC)

CSC markets a wide range of bottled spirits and pre-mix spirit drinks (RTDs) in Australia.

CSC recorded an EBITA contribution of $5.7 million, down $4.5 million on the December 2001 half due largely to the loss of the Seagrams Spirit brands and significant "one-off " re-organisation costs.

Continental initiatives to restore momentum in both glass and RTDs included repackaging of Black Douglas and Cougar pre-mix, and the launch of Capri cocktails which has shown early signs of success.

CSC also made significant progress with respect to transforming the business into a low-cost producer. Key activities during the period included the use of BCB Beverages for previously outsourced RTD production and the commencement of contract packaging.

Exclusive distribution arrangements of Angostura Bitters and Skyy Vodka were also announced during the period.

International Beer

Foster's Brewing International (FBI) is responsible for managing the Foster's brand globally and for Foster's Asian and Pacific brewing operations in China, Vietnam, India, Fiji and Samoa.

6 months to 31 December	2002 $m	2001 $m	% Change
Earnings before interest, tax and amortisation	19.9	14.0	42.1

Foster's Brewing International EBITA of $19.9 million is 42.1% higher than the previous corresponding period. The increase is due mainly to a stronger contribution from the Foster's USA business, improved performance in the Asian and Greater Pacific regions, increased license royalties and cost management activities across all areas of the business. Global volumes were 1.2% higher than the previous half-year period.

Contribution from the USA business improved due mainly to price increases implemented nationally. The targeting of key import markets and subsequent investment into these markets to drive margin growth, has also yielded positive results. Foster's continues to work closely with the new SABMiller organisation in order to obtain greater focus and attention for the Foster's brand.

Volume growth in the total Europe, Middle East and Africa region was positive against prior period, driven primarily by growth in the UK. The Foster's brand continues to do well in the UK, a pleasing result given flat to marginal growth in the UK beer market.

Greater Asia experienced challenging trading conditions with volumes down overall due to aggressive competitor activity for local brand sales and a Foster's premium brand focus at the expense of FBI's local, low-margin commodity brands. However, the region continues to improve contribution with concentration towards premium brand sales. Foster's brand volume trends for the half year are healthy for the majority of the Greater Asian region, in particular the business has seen good double digit volume growth from Vietnam and Hong Kong.

Contribution was higher from the Greater Pacific region where the implementation of a multi-beverage business model in New Zealand continues to be successful in a competitive environment. FBI's New Zealand premium brand beer sales were 18% higher than last year, driven by good growth from key brands VB, Crown Lager and Foster's.

Global Wine

Beringer Blass Wine Estates (BBWE) operates Foster's global wine businesses. BBWE has multiple selling channels - Wine Trade, Wine Clubs and Wine Services.

6 months to 31 December	2002 $m	2001 $m	% Change
Earnings before interest, tax, amortisation and SGARA (EBITAS)			
Wine			
• Trade	205.2	196.3	4.5
• Wine Clubs	30.0	34.4	(12.8)
• Wine Services	18.5	13.4	38.1
	253.7	244.1	3.9

BBWE delivered a solid performance for the half year to 31 December 2002, with an EBITAS contribution of $253.7 million, up 3.9% on the same period last year. Contribution was impacted by a strengthening Australian dollar during the period and, after eliminating the impact of changing exchange rates on the results, EBITAS grew 9.6% compared to the previous corresponding period.

Global volumes increased 12.6% to 9.6 million nine-litre cases, with double-digit volume growth recorded in all trade regions despite a very competitive global market place.

Operating cashflow was $132.9 million, a 33.0% increase on the previous corresponding period. This reflects improved conversion of profit to cash and a strong focus on the management of working capital. Net cashflow for the division was $33 million, which includes capital expenditure and bolt-on acquisitions of $100.2 million.

Wine Trade Division

The BBWE wine trade division includes all wine sold through traditional wine trade channels in Asia Pacific, North America and the UK/Europe.

Despite challenging industry conditions the trade division performed solidly in the first half. Volumes grew 14.5% to 8.2 million 9 litre cases and EBITAS was $205.2 million, up 4.5% on the previous corresponding period. At constant exchange rates, EBITAS increased by 11.6% on the prior period. Importantly, BBWE continued to grow its market share in all three trade regions in which it competes while margins were maintained at 28.8%.

BBWE continued to invest behind its global premium brands, Wolf Blass, Beringer and Matua, all of which grew significantly ahead of the market in the first half.

Wine Trade – North America

North American wine trade encompasses sales of Californian, Chilean, Australian and European wines in North American markets.

6 months to 31 December	2002 $m	2001 $m	% Change
Wine Trade North America – USD terms			
Net Sales Revenue (US$m)	298.2	273.4	9.1
EBITAS (excl SGARA) (US$m)	83.0	76.4	8.6
EBITAS / Net sales revenue (%)	27.8	27.9	
Wine Trade North America – AUD terms			
Net Sales Revenue (A$m)	537.5	537.2	0.1
EBITAS (excl SGARA) (A$m)	149.6	150.2	(0.4)

The North American division continued its trend of double-digit volume growth with shipments 11.2% higher than the previous corresponding period. EBITAS contribution was $149.6 million, a decrease of 0.4% over the December 2001 half, reflecting the strengthening AUD/USD exchange rate during the period. In USD terms, EBITAS increased 8.6% versus prior year and sales were up 9.1%. EBITAS margins decreased 10 basis points to 27.8%.

Whilst growth in the overall premium category continued the rate of growth has slowed in recent periods, in particular towards the end of the calendar year. However at retail level as measured by AC Neilson US Food and Drug store data (26-weeks to 21 December 2002), BBWE brands grew at 12.7%, well ahead of the overall growth in premium wines of 5.8%. Strength in BBWE's Australian portfolio, Blush category and $10 to $12 retail price segment, along with Stone Cellars increased distribution, all contributed to BBWE's strong volume performance in this period.

The BBWE portfolio continues to attract an increasing amount of positive media coverage in North America with four entries in the Wine Spectator's annual "Top 100" list, with Chateau St. Jean 1999 Cinq Cepages Cabernet Sauvignon capturing the number two position.

Wine Trade – Asia Pacific

Asia Pacific wine trade encompasses sales of Australian, Californian and European wine to the Asia Pacific region.

6 months to 31 December	2002 $m	2001 $m	% Change
Wine Trade Asia Pacific			
Net Sales Revenue (A$m)	127.9	110.5	15.7
EBITAS (excl SGARA) (A$m)	41.1	37.1	10.8
EBITAS / Net sales revenue (%)	32.1	33.6	

Asia Pacific trade achieved an EBITAS increase of 10.8% to $41.1 million compared with the previous corresponding half year period. Volumes and sales for the half-year period were up 16.6% and 15.7% respectively, reflecting the solid performance of both core and regional portfolios.

Asia Pacific EBITAS margins decreased by 150 basis points although continue to be very strong at 32.1%.

The core and regional brand portfolios significantly outperformed a market growing at mid single-digit rates. In particular, Wolf Blass grew strongly with volumes 36.9% ahead of last year.

BBWE received top honours at the 2002 International Wine and Spirit Competition (IWSC) with Wolf Blass Winery winning the "International Winemaker of the Year" trophy from a field of hundreds of international wineries. Wolf Blass also collected the Australian "Wine Producer of the Year" trophy, for the second year in a row and Matua Valley's Ararimu Chardonnay 2000 was judged "Best Chardonnay in the World".

Wine Trade – Europe

BBWE's UK/Europe trade business includes sales of Californian, Chilean, Australian and European brands to the UK and European markets.

6 months to 31 December	2002 $m	2001 $m	% Change
Wine Trade Europe			
Net Sales Revenue (A$m)	48.1	30.9	55.7
EBITAS (excl SGARA) (A$m)	14.5	9.0	61.1
EBITAS / Net sales revenue (%)	30.1	29.1	

The European business continues to perform well, achieving EBITAS and volume growth of 61.1% and 47.2% respectively, compared with the previous corresponding period. This reflects the increased focus and investment behind BBWE's core portfolio and distribution building activities. In addition prior period sales were impacted by a change in BBWE's distribution arrangements in the UK.

Despite overall lower revenues per case in the region, driven by higher sales of Stone Cellars and Eaglehawk by Wolf Blass, EBITAS margins have increased by 100 basis points to 30.1%.

All brands contributed to the strong volume growth with Wolf Blass remaining the key brand in the region and delivering 30.9% growth year on year. The three principal markets of UK, Ireland and Switzerland all delivered significant volume growth.

Wine Clubs

BBWE's wine clubs division sells wine directly to over one million members through its various wine clubs worldwide.

Wine Clubs EBITA was down 12.8% to $30.0 million compared with the previous corresponding period. The division continues to migrate best practices across geographies to improve business performance. Management efforts and investment in Continental Europe have been evident in this result.

Performance from the business was mixed, with strong performance from Australia and New Zealand and significant improvements in the Continental European business being offset by reduced contribution from the US businesses. The business continues to be impacted by extremely difficult trading conditions across all consumer direct business in the US. Improving the performance of the US business will be a major focus of management over the next six months.

Wine Services

Wine Services provides services to the wine and beverage industry, including contract bottling, warehousing, distribution and the supply of wine packaging materials. Businesses are located in Australia, New Zealand and France.

Wine Services continues to perform well recording an EBITA of $18.5 million, up 38.1% on the December 2001 half. The increase was driven largely by a strong Australian contract bottling performance. International operations have been negatively impacted by continued low margins and market consolidation in France. An increased focus on cost reduction and re-focused strategy for growth are expected to improve future profitability of the business.

Lensworth

Lensworth is the group's urban residential property business.

6 months to 31 December	2002 $m	2001 $m	% Change
Earnings before interest, tax, amortisation and significant items	5.7	9.1	(37.4)

Lensworth EBITA of $5.7 million is $3.4 million lower than the comparative half year period primarily due to the timing of land sale settlements. These sales are expected to occur in the second half.

The market for residential land continued to remain strong during the period. Enquiry was strong at all projects and sales contracts written were in line with expectations.

At 31 December Lensworth had assets under management with a book value of $282.6 million, approximately 95% of which is Australian residential property.

Acquisition payments totalling $49.5 million were made during the period, with $42.5 million paid to assume development responsibility for the North Lakes project in Queensland.

During the period, Lensworth realised a profit of $13.8 million on the sale of properties in the UK. This amount has been included in the accounts as a significant item.

Outlook

While Foster's anticipates markets to remain competitive in all major segments, business balance and a continued focus on premium brands are expected to deliver steady growth on a like for like basis.

Foster's Group Limited
Directors' Report for The Half Year Ended 31 December 2002

The Directors present their report on the consolidated entity comprising Foster's Group Limited and the entities it controlled at the end of, or during, the half year ended 31 December 2002.

REVIEW OF OPERATIONS

The consolidated net profit of the Group, after income tax expense and outside equity interests, was $335.3 million, a 4.1% increase on the previous corresponding period result of $322.2 million. The current period result included significant items which totalled a net gain after tax of $3.0 million.

The operating profit before interest and tax (EBIT) of the Group's business divisions, including and excluding the impact of significant items, was as follows:

- Australian beer industry segment, which also incorporates the spirits business of Carlton and United Breweries, decreased by 1.2% to $249.0 million. Excluding the current period significant loss of $15.4 million (pre-tax) due to a write-down to sponsorship prepayments, earnings increased 5.0% to $264.4 million.

- International beer contributed $19.8 million, an increase of 41.4% over the previous corresponding period.

- Wine business achieved $231.4 million compared with $250.1 million in the previous corresponding period, a decrease of 7.5%. Excluding the impact of amortisation and SGARA earnings (accounted for in accordance with AASB 1037 "Self Generating and Re-generating Assets) the wine business achieved an increase of 3.9% to $253.7m.

- Leisure and hospitality decreased by 0.3% to $62.0 million.

- Property and Investments division contributed $19.5 million, an increase of 114.3% compared with the previous corresponding period. Included in the current period is a significant gain of $13.8 million (pre-tax) arising from UK property sales. Excluding this significant item, earnings decreased 37.4% to $5.7 million.

Accounting Standard Changes

The new Australian accounting standard AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets" is applicable to the Group for the first time, effective 1 July 2002. The standard contains recognition, measurement and disclosure requirements for provisions. Australia did not have a general accounting standard on provisions prior to AASB 1044. In complying with the onerous contract requirements of this standard, provisions of $44.4 million have been recognised. Under the transitional requirements of AASB 1044 this amount has been adjusted against opening retained earnings.

Interim Dividend

The Directors have declared an interim dividend of 8.25 cents per ordinary share, an increase of 10.0% from the 7.5 cents per share for the previous corresponding period.

Directors

The members of the Board of Directors of Foster's Group Limited who held office during the whole of the half year and up to the date of this report are as follows:

F J Swan	*Chairman*
M L Cattermole	
D J Crawford	
B Healey	
E T Kunkel	*President and Chief Executive Officer*
G W McGregor, AO	

Rounding

The Company is of a kind referred to in Class Order 98/0100 issued by the Australian Securities & Investments Commission, relating to the "rounding off" of amounts in the directors' report and financial report. In accordance with that Class Order, reported amounts have been rounded to the nearest tenth of one million dollars.

This report is made in accordance with a Resolution of the Board of Directors and is signed for and on behalf of the Directors.

Dated at Melbourne this 11th day of February 2003.

Frank J. Swan Chairman	E.T. (Ted) Kunkel President and Chief Executive Officer

Appendix 4B
Half Yearly Report

FOSTER'S GROUP LIMITED

ABN	Half Yearly (tick)	Preliminary Final (tick)	Period Ended ('Current Period')
49 007 620 886	√		31 December 2002

For announcement to the market

Extracts from this report for announcement to the market.

				$m
Revenues from ordinary activities *(item 1.1)*	up	6.0%	to	$2,682.3
Profit(loss) from ordinary activities after tax attributable to members *(item 1.22)*	up	4.1%	to	$335.3
Profit (loss) from extraordinary activities after tax attributable to members *(item 2.5)*	gain/(loss) of			Nil
Net profit (loss) for the period attributable to members *(item 1.11)*	up	4.1%	to	$335.3

Dividends	Amount per security	Franked amount per security at 30% tax
Interim dividend (item 15.6)	8.25 ¢	8.25¢
Previous corresponding period (item 15.7)	7.50 ¢	7.50 ¢

Record date for determining entitlements to the dividend *(see item 15.2)*	7 March 2003

Condensed consolidated statement of financial performance

		Current Period $m	Previous Corresponding Period $m
1.1	Revenue from ordinary activities	2,682.3	2,531.3
1.2	Expenses from ordinary activities	(2,129.3)	(1,977.7)
1.3.1	Share of net profit (loss) of associates and joint venture entities	3.5	1.9
1.3.2	Earnings before interest and income tax	556.5	555.5
1.4.1	Interest revenue	48.1	35.8
1.4.2	Borrowing expenses	(127.8)	(128.8)
1.4	Net interest expense	(79.7)	(93.0)
1.5	**Profit(loss) from ordinary activities before tax**	**476.8**	**462.5**
1.6	Income tax on ordinary activities	(138.9)	(138.8)
1.7	**Profit(loss) from ordinary activities after tax**	**337.9**	**323.7**
1.8	Profit from extraordinary items after tax (detail in item 2.5)	-	-
1.9	**Net profit (loss) (items 1.7 + 1.8)**	**337.9**	**323.7**
1.10	Net profit (loss) attributable to outside equity interests	(2.6)	(1.5)
1.11	**Net profit (loss) for the period attributable to members**	**335.3**	**322.2**

Non-owner transaction changes in equity

		Current Period $m	Previous Corresponding Period $m
1.12	Increase (decrease) in revaluation reserves	-	-
1.13	Net exchange differences recognised in equity	4.4	(3.7)
1.14	Other revenue, expense and initial adjustments recognised directly in equity	-	-
1.15	Initial adjustments from AASB transitional provisions	(44.4)	-
1.16	Total transactions and adjustments recognised directly in equity	(40.0)	(3.7)
1.17	**Total changes in equity not resulting from transactions with owners as owners**	**295.3**	**318.5**

Earnings per security (EPS)

		Current Period	Previous Corresponding Period
1.18	Basic EPS	16.2	15.9
1.19	Diluted EPS	16.2	15.9

Notes to the condensed consolidated statement of financial performance

Profit (loss) from ordinary activities attributable to members

		Current Period $m	Previous Corresponding Period $m
1.20	Profit (loss) from ordinary activities after tax *(item 1.7)*	337.9	323.7
1.21	Plus (less) outside equity interest	(2.6)	(1.5)
1.22	**Profit (loss) from ordinary activities after tax, attributable to members**	**335.3**	**322.2**

Revenue and expenses from ordinary activities

		Current Period $m	Previous Corresponding Period $m
1.23.1	Net beer sales	1,443.2	1,365.2
1.23.2	Net wine sales	1,047.5	981.7
1.23.3	Royalties	21.5	20.8
1.23.4		2,512.2	2,367.7
1.23.5	Inter-segment sales	(1.8)	(1.3)
1.23	Net sales revenue	2,510.4	2,366.4
1.24	Other operating revenue	171.9	164.9
1.25	Revenue from ordinary activities	2,682.3	2,531.3
1.26.1	Cost of sales	(1,251.9)	(1,165.7)
1.26.2	Selling expenses	(224.0)	(210.4)
1.26.3	Marketing expenses	(186.6)	(156.2)
1.26.4	Distribution expenses	(36.8)	(34.1)
1.26.5	Administration expenses	(319.6)	(316.7)
1.26.6	Other expenses	(110.4)	(94.6)
1.26	Expenses from ordinary activities	(2,129.3)	(1,977.7)
1.27	Depreciation and amortisation excluding amortisation of intangibles (included in expenses above)	(80.7)	(79.6)
	Capitalised outlays		
1.28	Interest cost capitalised in asset values	9.4	11.3
1.29	Outlays capitalised in intangibles (unless arising from an acquisition of a business)	-	-

Consolidated retained profits

		Current Period $m	Previous Corresponding Period $m
1.30	Retained profits at beginning of financial period	704.8	493.9
1.31	Net profit (loss) attributable to members	335.3	322.2
1.32	Net transfers from (to) reserves	-	-
1.33	Net effect of changes in accounting policies	(44.4)	-
1.34	Dividends provided for or paid	(1.6)	(154.6)
1.35	**Retained profits at end of financial period**	**994.1**	**661.5**

Notes to the condensed consolidated statement of financial performance

Intangible and extraordinary items

		Consolidated - current period			
		Before tax $m	Related tax $m	Related outside equity interests $m	Amount (after tax) attributable to members $m
2.1	Amortisation of goodwill	21.5			21.5
2.2	Amortisation of other intangibles	2.1			2.1
2.3	Total amortisation of intangibles	23.6			23.6
2.4	Extraordinary items	-	-	-	-
2.5	Total extraordinary items	-	-	-	-

Comparison of half year profits

(Preliminary final report only)

		Current Period $m	Previous Corresponding Period $m
3.1	Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the 1st half year (item 1.10 in the half yearly report)	N/A	N/A
3.2	Consolidated profit (loss) from ordinary activities after tax attributable to members for the 2nd half year	N/A	N/A

Condensed consolidated statement of financial position

		At End of Current Period $m	As Shown in Last Annual Report $m	As in Last Half Yearly Report $m
	Current Assets			
4.1	Cash assets	234.1	277.4	372.4
4.2	Receivables	1,378.0	1,186.7	1,117.5
4.3	Other financial assets	-	-	-
4.4	Inventories	1,276.2	1,114.7	1,211.2
4.5	Tax assets	-	-	-
4.6	Other current assets	56.6	62.4	80.4
4.7	**Total Current Assets**	**2,944.9**	**2,641.2**	**2,781.5**
	Non-Current Assets			
4.8	Receivables	123.7	93.0	115.1
4.9	Investments accounted for using the equity method	70.8	73.0	77.9
4.10	Other financial assets	2.5	2.4	2.3
4.11	Inventories	617.9	564.0	552.9
4.12	Exploration and evaluation expenditure capitalised	-	-	-
4.13	Development properties (mining entities)	-	-	-
4.14.1	Property, plant and equipment (net)	2,942.1	2,908.8	2,991.6
4.14.2	Agricultural assets	356.6	357.7	354.6
4.15	Intangible assets (net)	2,588.6	2,583.5	2,723.8
4.16	Deferred tax assets	234.4	226.0	308.6
4.17	Other non-current assets	61.4	61.4	62.5
4.18	**Total Non-Current Assets**	**6,998.0**	**6,869.8**	**7,189.3**
4.19	**Total Assets**	**9,942.9**	**9,511.0**	**9,970.8**
	Current Liabilities			
4.20	Payables	1,236.7	1,054.0	1,007.0
4.21	Interest bearing liabilities	892.8	237.1	429.5
4.22	Current tax liabilities	109.4	121.8	134.3
4.23	Provisions	72.3	284.0	231.6
4.24	Other current liabilities	-	-	-
4.25	**Total Current Liabilities**	**2,311.2**	**1,696.9**	**1,802.4**
	Non-Current Liabilities			
4.26	Payables	83.9	111.7	77.9
4.27	Interest bearing liabilities	2,624.4	3,148.3	3,602.8
4.28	Deferred tax liabilities	289.7	283.7	233.1
4.29	Provisions	87.4	58.5	93.3
4.30	Other non-current liabilities	-	-	-
4.31	**Total Non-Current Liabilities**	**3,085.4**	**3,602.2**	**4,007.1**
4.32	**Total Liabilities**	**5,396.6**	**5,299.1**	**5,809.5**
4.33	**Net Assets**	**4,546.3**	**4,211.9**	**4,161.3**
	Equity			
4.34	Contributed equity	3,481.6	3,445.5	3,363.1
4.35	Reserves	16.5	12.1	90.7
4.36	Retained profits	994.1	704.8	661.5
4.37	**Equity attributable to members of the parent entity**	4,492.2	4,162.4	4,115.3
4.38	Outside equity interests in controlled entities	54.1	49.5	46.0
4.39	**Total Equity**	**4,546.3**	**4,211.9**	**4,161.3**
4.40	Preference capital included as part of 4.36	-	-	-

Notes to the condensed consolidated statement of financial position

Exploration and Evaluation Expenditure Capitalised

(To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred regardless of whether written off directly against profit.)

		Current Period $m	Previous Corresponding Period $m
5.1	Opening balance		
5.2	Expenditure incurred during current period		
5.3	Expenditure written off during current period		
5.4	Acquisitions, disposals, revaluation increments, etc.	N/A	N/A
5.5	Expenditure transferred to Development Properties		
5.6	**Closing Balance as Shown in the Consolidated Statement of Financial Position (item 4.11)**		

Development Properties

(To be completed only by entities with mining interests if amounts are material)

		Current Period $m	Previous Corresponding Period $m
6.1	Opening balance		
6.2	Expenditure incurred during current period		
6.3	Expenditure transferred from exploration and evaluation		
6.4	Expenditure written off during current period	N/A	N/A
6.5	Acquisitions, disposals, revaluation increments, etc.		
6.6	Expenditure transferred to mine properties		
6.7	**Closing Balance as Shown in the Consolidated Statement of Financial Position (item 4.12)**		

Condensed consolidated statement of cash flows

		Current Period $m	Previous Corresponding Period $m
	Cash Flows Related to Operating Activities		
7.1	Receipts from customers	3,322.0	3,030.9
7.2	Payments to suppliers, governments and employees	(2,862.6)	(2,791.8)
7.3	Dividends received	-	-
7.4	Interest and other items of similar nature received	55.8	41.1
7.5	Interest and other costs of finance paid	(145.4)	(154.5)
7.6	Income taxes paid	(144.1)	(67.3)
7.7	Other	-	-
7.8	**Net Operating Cash Flows**	**225.7**	**58.4**
	Cash Flows Related to Investing Activities		
7.9	Payment for purchases of property, plant and equipment and agricultural assets	(117.8)	(125.1)
7.10	Proceeds from sale of property, plant and equipment	14.4	38.8
7.11.1	Payments to acquire controlled entities (net of cash balances acquired)	(20.4)	(95.4)
7.11.2	Payments to acquire outside equity interest in controlled entities	(3.8)	(0.3)
7.12	Payments for acquisition of investments and other assets	(72.3)	(10.9)
7.13	Proceeds from sale of controlled entities	-	-
7.14	Net proceeds from repayment of loans	6.1	-
7.15	Other	-	-
7.16	**Net Investing Cash Flows**	**(193.8)**	**(192.9)**
	Cash Flows related to Financing Activities		
7.17	Proceeds from exercise of options and capital called up	1.5	1.2
7.18	Proceeds from issue of shares	-	95.3
7.19	Proceeds from borrowings	136.3	247.8
7.20	Repayment of borrowings	(67.1)	(300.6)
7.21	Distributions to outside equity interest	-	(0.2)
7.22	Dividends paid	(149.5)	(86.0)
7.23	Payment for shares bought back	(41.2)	-
7.24	**Net Financing Cash Flows**	**(120.0)**	**(42.5)**
7.25	**Net increase (decrease) in cash held**	**(88.1)**	**(177.0)**
7.26	Cash at beginning of the year	271.4	534.5
7.27	Effects of exchange rate changes on foreign currency cash flows and cash balances	1.1	5.0
7.28	**Cash at the end of the year** (refer Reconciliation of Cash)	**184.4**	**362.5**

Non-Cash Financing and Investing Activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows: The Group has non cash transactions relating to the employee share plan, long term incentive plan (LTIP) and dividend reinvestment plan (DRP).

Reconciliation of Cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current Period $m	Previous Corresponding Period $m
8.1	Cash on hand, at bank and in transit	192.5	177.1
8.2	Deposits at call	41.6	195.3
8.3	Bank overdraft	(49.7)	(9.9)
8.4	Other	-	-
8.5	**Total Cash at End of Period** (item 7.28)	**184.4**	**362.5**

Other notes to the condensed financial statements

Ratios		Current Period	Previous Corresponding Period
9.1	**Profit Before Tax / Revenue** Consolidated operating profit from ordinary activities before tax (item 1.5) as a percentage of revenue (item 1.1+1.4.1)	17.5%	18.0%
9.2	**Profit After Tax / Equity Interests** Consolidated net profit from ordinary activities after tax attributable to members (item 1.11) as a percentage of equity (similarly attributable) at the end of the period (item 4.37)	7.5%	7.8%

Earnings Per Security (EPS)		Current Period	Previous Corresponding Period
10.1	Calculation of the following in accordance with AASB 1027: Earnings per Share		
	(a) Basic EPS	16.2 cents	15.9 cents
	(b) Diluted EPS (if materially different from (a))	16.2 cents	15.9 cents
	(c) Weighted average number of ordinary shares outstanding during the period used in the calculation of the Basic EPS	2,059,971,687	2,020,116,029

NTA Backing		Current Period	Previous Corresponding Period
11.1	Net tangible asset backing per ordinary share	$0.92	$0.68

The net asset backing per ordinary share was $2.17 at end of the current period and $2.02 at the end of the previous corresponding period.

Discontinuing Operations

(Entities must report a description of any significant activities or events relating to discontinuing operations in accordance with paragraph 7.5 (g) of AASB 1029: Interim Financial Reporting, or, the details of discontinuing operations they have disclosed in their accounts in accordance with AASB 1042: Discontinuing Operations (see note 17)).

12.1 Discontinuing Operations

There are no discontinuing operations.

Control Gained Over Entities Having Material Effect

13.1	Name of entity (or group of entities) *	N/A
13.2	Consolidated profit (loss) from ordinary and extraordinary items after tax of the controlled entity (or group of entities) since the date in the current period on which control was acquired.	N/A
13.3	Date from which such profit (loss) has been calculated	N/A
13.4	Consolidated profit (loss) from ordinary and extraordinary items after tax of the entity (or group of entities) for the whole of the previous corresponding period.	N/A

Loss of Control of Entities Having Material Effect

14.1	Name of entity (or group of entities) *	
14.2	Consolidated profit (loss) from ordinary and extraordinary items after tax of the entity (or group of entities) for the current period to the date of loss of control	N/A
14.3	Date to which the profit (loss) in item 14.2 has been calculated	N/A
14.4	Consolidated profit (loss) from ordinary and extraordinary items after tax of the entity (or group of entities) while controlled during the whole of the previous corresponding period	N/A
14.5	Contribution to consolidated operating profit (loss) and extraordinary items after tax from sale of interest leading to loss of control	N/A

* No acquisition or disposal of a controlled entity or group of controlled entities during the current period affected the economic entity's profit or loss by more than 5% of the previous corresponding period's consolidated profit or loss.

Reports for Industry and Geographical Segments

Refer Appendix A

Dividends

15.1	Date interim dividend payable	Wednesday, 2 April 2003
15.2	Registrable transfers received by the Company at its principal register at Computershare Investor Services Pty. Limited, Level 12, 565 Bourke Street, Melbourne or any of its branch registers up to 5.00 pm on Friday, 7 March 2003, if paper based, or by End of Day on that date if electronically transmitted by CHESS, will be registered before entitlements to the dividend are determined.	
15.3	If it is a final dividend, has it been declared?	N/A

Amount Per Security

		Amount per security	Franked amt per security at 30%	Amount per security of foreign sourced dividend
	(Preliminary final report only)			
15.4	Final dividend: Current year	N/A	N/A	N/A
15.5	Previous year	N/A	N/A	N/A
	(Half yearly and preliminary final reports only)			
15.6	Interim dividend: Current year	8.25 ¢	8.25 ¢	Nil
15.7	Previous year	7.50 ¢	7.50 ¢	Nil

Total Dividend per security (interim *plus* final)

(Preliminary final report only)		Current year	Previous Year
15.8	Ordinary Securities	N/A	N/A
15.9	Preference Securities	N/A	N/A

Interim Dividend on all Securities

		Current Period $m	Previous Corresponding Period $m
15.10	Ordinary securities	170.4	152.8
15.11	Preference securities	N/A	N/A
15.12	**Total**	**170.4**	**152.8**

The 2002 final dividend was under-provided in the 2002 financial statements by $0.1 million.

The Company's dividend reinvestment plan (DRP) was reactivated for the 1999/00 final dividend and continues to be available to eligible shareholders. The new shares will be issued at an amount which is the weighted average price of ordinary shares in the Company sold on the Australian Stock Exchange during the five trading days up to and including the record date for the dividend.

The last date for receipt of election notices for participation in the 2002/03 interim dividend under the DRP is Friday, 7 March 2003.

Details of Aggregate Share of Profits (Losses) of Associates and Joint Venture Entities

		Current Period $m	Previous $m
16.1	Profit(loss) from ordinary activities before income tax	3.5	1.9
16.2	Income tax on ordinary activities	(1.0)	-
16.3	Profit(loss) from ordinary activities after income tax	2.5	1.9
16.4	Extraordinary items net of tax	-	-
16.5	Net profit (loss)	2.5	1.9
16.6	Outside equity interests	-	-
16.7	Net profit (loss) attributable to members	2.5	1.9

Material Interests in Entities Which are not Controlled Entities

The economic entity has an interest (that is material to it) in the following entities.

Name of Entity		Percentage of Ownership Interest Held at End of Period or Date of Disposal		Contribution to Profit(loss) (item 1.4)	
17.1	**Equity accounted associates and joint venture entities**	Current Period	Previous Corresponding Period	Current Period $m	Previous Corresponding Period $m
		N/A	N/A	N/A	N/A
17.2	**Total**				
17.3	**Other material interests**	N/A	N/A	N/A	N/A
17.4	**Total**				

There are no material interests in entities which are not controlled entities.

Issued and Quoted Securities at End of Current Period

	Category of securities	Total number	Number Quoted	Issued price per security (cents)	Amount paid up per security (cents)
18.1	**Preference securities**	-	-	-	-
18.2	Issued during current period	-	-	-	-
18.3	**Ordinary Shares**				
18.4.1	Fully Paid (1)	2,065,404,926	2,065,404,926	-	-
18.4.2	Partly Paid (2)	998,310	-	Various (2)	1.67
18.4.3	Issued during current period	18,055,573	18,055,573	Various (1)	-
18.4.4	Decreases during current period	9,000,000	9,000,000	Various (1)	-
18.5	**Convertible Debt Securities**				
18.6	USD400m (3)	140,387,821	140,387,821	500	-
18.7	**Options**			*Exercise Price*	*Expiry Date*
	Conversion:				
	1 option for 1 ordinary share	1,990,000	-	Various (4)	11/05
18.8	Issued during current period	-	-	-	
18.9	Exercised during current period	400,000		2.73	
18.10	Expired during current period	-	-		
18.11	**Debentures**	-	-		
18.12	Issued during current period	-	-	-	-
18.13	**Unsecured Notes**	-	-		
18.14	Issued during current period	-	-	-	-

(1) 9,000,000 fully paid shares were bought back from the market from 24 July 2002 to 30 July 2002. The price ranged from $4.50 to $4.60 per share.

400,000 options were exercised and converted to fully paid ordinary shares at $2.73 per share on 3 September 2002.

714,000 fully paid ordinary shares were acquired at $0.00 per share by eligible employees pursuant to participation in the Long Term Incentive Plan.

8,703,757 fully paid ordinary shares were issued under the Dividend reinvestment plan. The issue price was $4.91 per share on 1 October 2002.

8,132,900 fully paid ordinary shares were issued under the Employee Share Plan on 6 December 2002. The issue price was $4.10 per share. 104,916 fully paid ordinary shares were issued under the International Employee Share Plan to 193 employees between 1 July 2002 and 1 October 2002. The issue price ranged from $4.12 to $4.22.

(2) The issue price of the partly paid shares ranged from $4.32 to $9.40.The amount uncalled on the partly paid shares ranges between $4.30 and $9.38, the weighted average uncalled amount on these being $8.32. No partly paid shares were called up or issued during the current period.

(3) The number of potential shares represented by the US$ denominated convertible debt securities have been converted under the terms of the issue at a fixed rate of A$1.00:US$0.56985 and at an initial exchange price of A$5.00 per share.

Issued and Quoted Securities at End of Current Period (continued)

(4) OPTIONS	Shares Represented	Number Quoted	Exercise Price dollar/share		Expiry Date
Issued during the Current Period					
Nil	-	-	-		-
Total Options on Issue at end of the Current Period					
Employee Options	50,000	-	2.12	(5)	11/05
Employee Options	160,000	-	2.36	(5)	11/05
Employee Options	1,200,000	-	2.12	(6)	11/05
Employee Options	160,000	-	2.36	(6)	11/05
Employee Options	420,000	-	2.48	(6)	11/05
	1,990,000				

At the Annual General Meeting held on 25 October 1999, shareholders approved the proposal to extend the existing exercise period of the remaining options to ten years after the date on which most of the options were granted.

The abovementioned employee options over unissued ordinary shares can only be exercised if the Foster's Group Limited share price reaches or exceeds on any five consecutive business days during the 12 months preceding the time of exercise: $3.08 in respect of the options marked (5) and $3.40 in respect of the options marked (6), with both series of options expiring in 2005.

The criteria allowing the options expiring in 2005 to be exercised has been met.

Comments by Directors

A statement by the Directors on material factors affecting the earnings and operations of the economic entity precedes this report.

Basis of Preparing the Financial Report

19.1 This general purpose financial report for the interim half-year reporting period ended 31 December 2002 has been prepared in accordance with Accounting Standard AASB 1029 Interim Financial Reporting, and other mandatory professional reporting requirements (Urgent Issues Group Consensus Views) of the Australian Accounting Standards Board and the Corporations Act 2001.

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly this report is to be read in conjunction with the annual report for the year ended 30 June 2002 and any public announcements made by Foster's Group Limited during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

Unless otherwise stated, the accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period.

Refer to the statement by Directors on material factors affecting the earnings and operations of the economic entity which precedes this report.

No events have occurred since the end of the current period which have a material effect on matters reported here.

19.2 Material factors affecting the revenue and expenses of the economic entity for the current period

Refer to the report by Directors on material factors affecting the earnings and operations of the economic entity which precedes this report.

The current period result includes a net significant gain of $3.0 million (net of tax). This amount comprises a $15.4 million write-down ($10.8 million after tax) of the carrying value of CUB's prepayments. The write-down relates to the pre-paid component of sponsorships where management believe the prepayment will no longer deliver full value. This amount was offset by a $13.8 million profit (nil tax effect) on the sale of properties in the UK by the Lensworth group. The Group discloses Lensworth properties as part of inventory and has included the proceeds from this transaction in operating cash flow.

19.3 Description of events since the end of the current period which have had a material effect and are not related to matters already reported

None

19.4 Franking credits available and prospects for paying fully or partly franked dividends for at least the next year

On 1 July 2002, the new simplified imputation regime was introduced into Australia. As a consequence, franking accounts must now be expressed in terms of dollars paid.

At the end of the period after providing for tax payable in the current period and after allowing for franking of the interim dividend, there was $179.6 million in franking credits available. While the extent of further franking will be dependent upon operating performance and the business environment, there are reasonable prospects that subsequent dividend payments will be fully franked.

All the proposed dividends will be 100% franked out of existing franking credits or out of franking credits arising from the payment of income tax in the period subsequent to 31 December 2002. The balances of the franking accounts disclosed above are based on a tax rate of 30%.

Comments by Directors (continued)

19.5 Changes in accounting policies since the last annual report

The new Australian accounting standard AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets" is applicable to the Group for the first time, effective 1 July 2002. The standard contains recognition, measurement and disclosure requirements for provisions. Australia did not have a general accounting standard on provisions prior to AASB 1044.

A number of contracts held by the Group have been identified as onerous, whereby the unavoidable costs of meeting the obligations under these contracts exceed the economic benefits expected to be received. Under AASB 1044 a provision is required to be recognised for the excess of the unavoidable cost of the commitments and the expected future benefits.

A provision has been recognised in respect of onerous contracts which the Group has been able to reliably measure. These provisions primarily relate to onerous barrel supply contracts in the wine trade business.

In accordance with the transitional arrangements on adoption of the requirements of AASB 1044, the adjustment to provisions of $44.4 million, net of applicable tax has been adjusted against opening retained earnings.

19.6 Revisions in estimates of amounts reported in previous interim periods.

There were no material revisions made in amounts reported in previous interim periods.

19.7 Changes in contingent liabilities or assets.

There are no contingent assets reported for the half year ended 31 December 2002.

The contingent liabilities at 31 December 2002 and movements since the last annual report are as follows:

Arising in respect of individual controlled entities: guarantees - other persons	$1.2 million, a decrease of $12.3 million.
Arising in respect of other persons: guarantees - banks and other financiers - other persons	 $22.0 million, an increase of $6.3 million. $93.8 million, an increase of $12.2 million.
Retirement benefits payable on termination in certain circumstances, under service agreements with executive Directors and other persons who take part in the management of the Company	$27.3 million, an increase of $0.9 million.

Additional Disclosure for Trusts

20.1	Number of units held by the management company or a related party of it	N/A
20.2	A statement of the fees and commissions payable to the management company Identify: · initial service charges · management fees · other fees	N/A

Annual Meeting

(Preliminary final report only)

The annual meeting will be held as follows:

Place	N/A
Date	N/A
Time	N/A
Approximate date the annual report will be available	N/A

Compliance Statement

1 This report has been prepared under accounting policies which comply with the Corporations Act 2001, the Accounting standards and other mandatory professional reporting requirements in Australia, and the Corporations Regulations 2001.

2 This report and the financial statements prepared under the Corporations Act 2001, use the same accounting policies.

3 This report gives a true and fair view of the matters disclosed.

4 This report is based on financial statements to which one of the following applies.

(Tick one)

	The financial statements have been audited.	√	The financial statements have been subject to review.
	The financial statements are in the process of being audited or subject to review.		The financial statements have not yet been audited or reviewed.

5 No qualifications have been made by the auditors.

6 The entity has a formally constituted audit committee.

Signed: .... Date: 11 February 2003

P. A. BOBEFF

	Total assets $m	Total liabilities $m	Acquisition of property, plant & equipment, agricultural assets & intangibles $m	Depreciation and amortisation expense $m	Non-cash expenses other than depreciation $m	Total operating revenue $m	Inter segment sales $m	Net external operating revenue $m	Operating profit before income tax and significant items $m	Significant items $m	Profit from ordinary activities before income tax $m
2002											
Industry segments											
Australian Beer	**1,925.4**	**308.8**	**23.6**	**29.3**	**21.7**	**957.7**	**(46.8)**	**910.9**	**264.4**	**(15.4)**	**249.0**
International Beer	**261.2**	**50.2**	**2.2**	**4.5**	**6.4**	**109.9**		**109.9**	**19.8**	**-**	**19.8**
Leisure and hospitality	**766.9**	**70.0**	**32.2**	**15.2**	**1.5**	**477.8**		**477.8**	**62.0**	**-**	**62.0**
Wine	**5,414.9**	**416.8**	**86.5**	**50.3**	**4.2**	**1,098.3**	**(1.8)**	**1,096.5**	**231.4**	**-**	**231.4**
Property and investments	**282.7**	**119.5**	**1.3**	**0.2**	**0.5**	**86.8**		**86.8**	**5.7**	**13.8**	**19.5**
Corporate	**823.3**	**515.0**	**1.9**	**4.8**	**0.4**	**0.4**		**0.4**	**(25.2)**	**-**	**(25.2)**
	9,474.4	**1,480.3**	**147.7**	**104.3**	**34.7**	**2,730.9**	**(48.6)**	**2,682.3**	**558.1**	**(1.6)**	**556.5**
Unallocated											
Cash/Interest bearing liabilities	**234.1**	**3,517.2**									
Deferred tax assets/tax provisions	**234.4**	**399.1**									
Interest revenue								**48.1**			
Net interest expense											**(79.7)**
	9,942.9	**5,396.6**						**2,730.4**			**476.8**
2001											
Industry segments											
Australian Beer	2,016.2	261.7	37.2	30.7	-	895.7	(47.7)	848.0	251.9	-	251.9
International Beer	289.0	70.0	2.4	4.8	0.2	110.6		110.6	14.0	-	14.0
Leisure and hospitality	777.4	79.1	21.0	16.5	-	446.8		446.8	62.2	-	62.2
Wine	5,522.3	399.2	147.1	49.2	-	1,068.2	(1.3)	1,066.9	250.1	-	250.1
Property and investments	199.6	89.0	0.2	-	-	54.3		54.3	9.1	-	9.1
Corporate	485.3	510.8	-	1.8	8.8	4.7		4.7	(31.8)	-	(31.8)
	9,289.8	1,409.8	207.9	103.0	9.0	2,580.3	(49.0)	2,531.3	555.5	-	555.5
Unallocated											
Cash/Interest bearing liabilities	372.4	4,032.3									
Deferred tax assets/tax provisions	308.6	367.4									
Interest revenue								35.8			
Net interest expense											(93.0)
	9,970.8	5,809.5						2,567.1			462.5

The Group operates predominantly in the beverage industry which includes the production and marketing of alcoholic and non-alcoholic beverages and a major investment in licensed properties.
The interest revenue and net interest expense has not been allocated across segments as the financing function of the Group is centralised through the Group's Treasury division. Intersegment pricing is on an arm's length basis. The Group has certain investments in associates which are equity accounted but are not material. The Spirits business of Carlton and United Breweries has been included in the Australian Beer segment.

Industry segment (continued)

The International beer segment includes an investment in Foster's USA, LLC of $69.0 million (2001 $75.9 million), an equity accounted joint venture partnership. The Group's share of the operating profit before tax from Foster's USA, LLC was $3.5 million (2001 $1.9 million).

	Total assets $m	Acquisition of property, plant & equipment, agricultural assets & intangibles $m	Net external operating revenue $m
		2002	
Geographical segment			
Australia	**5,050.0**	**82.5**	**1,714.6**
Asia and Pacific	**246.7**	**8.5**	**126.6**
Europe	**440.8**	**5.9**	**197.8**
Americas	**3,736.9**	**50.8**	**643.3**
	9,474.4	**147.7**	**2,682.3**
Unallocated			
Cash	**234.1**		
Deferred tax assets	**234.4**		
Interest revenue			**48.1**
	9,942.9		**2,730.4**
		2001	
Geographical segments			
Australia	4,743.3	106.4	1,581.3
Asia and Pacific	233.5	3.1	122.7
Europe	354.7	3.8	159.5
Americas	3,958.3	94.6	667.8
	9,289.8	207.9	2,531.3
Unallocated			
Cash	372.4		
Deferred tax assets	308.6		
Interest revenue			35.8
	9,970.8		2,567.1

Foster's Group Limited
Directors' Declaration

The directors declare that the financial statements and notes, in the form of Appendix 4B of the Australian Stock Exchange (ASX) Listing Rules for the consolidated entity,

(a) comply with Accounting Standards, the Corporation Act 2001 and other mandatory professional reporting requirements; and

(b) give a true and fair view of the consolidated entity's financial position as at 31 December 2002 and of its performance, as represented by the results of its operations and its cash flows, for the half year ended on that date.

In the directors' opinion there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

This report is made in accordance with a Resolution of the Board of Directors and is signed for and on behalf of the Directors.

Dated at Melbourne this 11th day of February 2003.

Frank J. Swan Chairman	E.T. (Ted) Kunkel President and Chief Executive Officer

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

333 Collins Street
MELBOURNE VIC 3000
GPO Box 1331L
MELBOURNE VIC 3001
DX 77 Melbourne
Australia
www.pwcglobal.com/au
Telephone +61 3 8603 1000
Facsimile +61 3 8603 6009

Independent review report to the members of Foster's Group Limited

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the financial report, comprising pages 2 to 9, 14 and 15 (excluding reference to the report by Directors), 17 and 18 of the half-yearly report included in the attached Appendix 4B of the Australian Stock Exchange (ASX) Listing Rules and the directors' declaration attached thereto, is not presented in accordance with:

- the Corporations Act 2001 in Australia, including giving a true and fair view of the financial position of Foster's Group Limited as at 31 December 2002 and of its performance for the half-year ended on that date
- Accounting Standard AASB 1029: Interim Financial Reporting and other mandatory professional reporting requirements in Australia, the Corporations Regulations 2001, and ASX Listing Rules relating to half-yearly financial reports.

This statement must be read in conjunction with the following explanation of the scope and summary of our role as auditor.

Scope and summary of our role

The financial report – responsibility and content

The preparation of the financial report for the half-year ended 31 December 2002 is the responsibility of the directors of Foster's Group Limited. It includes the financial statements for Foster's Group (the Group), which incorporates Foster's Group Limited (the Company) and the entities it controlled during the half-year ended 31 December 2002.

The auditor's role and work

We conducted an independent review of the financial report in order for the Company to lodge the financial report with the Australian Securities & Investments Commission and the ASX. Our role was to conduct the review in accordance with Australian Auditing Standards applicable to review engagements. Our review did not involve an analysis of the prudence of business decisions made by the directors or management.

PRICEWATERHOUSECOOPERS

Independent review report to the members of Foster's Group Limited

(continued)

This review was performed in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report does not present fairly a view in accordance with the Corporations Act 2001, Accounting Standard AASB 1029: Interim Financial Reporting and other mandatory professional reporting requirements in Australia, the Corporations Regulations 2001 and ASX Listing Rules relating to half-yearly financial reports, which is consistent with our understanding of the Group's financial position, and its performance as represented by the results of its operations and cash flows.

The review procedures performed were limited primarily to:

- inquiries of company personnel of certain internal controls, transactions and individual items
- analytical procedures applied to financial data.

These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than that given in an audit. We have not performed an audit, and accordingly, we do not express an audit opinion.

Independence

As auditor, we are required to be independent of the Group and free of interests which could be incompatible with integrity and objectivity. In respect of this engagement, we followed the independence requirements set out by The Institute of Chartered Accountants in Australia, the Corporations Act 2001 and the Auditing and Assurance Standards Board.

In addition to our statutory audit and review work, we were engaged to undertake other services for the Group. In our opinion the provision of these services has not impaired our independence.

PricewaterhouseCoopers

Con Grapsas
Partner

Melbourne
11 February 2003

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: **COMPANY ANNOUNCEMENTS OFFICE**

DATE: 11/02/2003

TIME: 08:50:10

TO: FOSTER'S GROUP LIMITED

FAX NO: 03-9645-7226

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Half Yearly Report & Half Year Accounts